UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Sonida Senior Living, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

140475203

(CUSIP Number)

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700

New York, NY 10022

(917) 595-5010

Steve Wolosky, Esq.

Kenneth Mantel, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		459,378
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

459,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

459,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Hudson Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		123,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

123,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		459,378
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

459,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

459,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IA

4

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Ortelius Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		123,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

123,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		582,378
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

582,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

582,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN, HC

6

CUSIP No. 140475203

This Amendment No. 7 to the Schedule 13D (this “Amendment No. 7”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sonida Senior Living, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed by the Reporting Persons (as defined below) on March 25, 2021 (the “Original Schedule 13D”), as amended by each of Amendment No. 1 filed on June 9, 2021 (“Amendment No. 1”), Amendment No. 2 filed on August 9, 2021 (“Amendment No. 2”), Amendment No. 3 filed on August 12, 2021 (“Amendment No. 3” ), Amendment No. 4 filed on September 15, 2021 (“Amendment No. 4”), Amendment No. 5 filed on October 12, 2021 (“Amendment No. 5”) and Amendment No. 6 filed on November 5, 2021 (“Amendment No. 6”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”). Any capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

Since the date of Amendment No. 6, Pangaea, as defined below, sold a portion of the Common Stock held by it and Hudson, as defined below, purchased Common Stock, as described herein. This Amendment No. 7 is being filed to amend Item 1, Item 2, Item 3, Item 5 and Item 6 of the Schedule 13D to reflect the foregoing and certain developments with respect to the Issuer. Except as amended hereby, all statements and disclosures in the Schedule 13D remain accurate as of the date of this Amendment No. 7.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Sonida Senior Living, Inc. (the “Issuer”). The address of the principal executive officers of the Issuer is 16301 Quorum Drive, Suite 160A, Addison, Texas 75001.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Hudson Investors, Ltd., incorporated under the laws of the British Virgin Islands (“Hudson”); (iii) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); (iv) Ortelius Capital Partners, LLC, a Delaware limited liability company (“OC”); and (v) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea, Hudson, OA and OC, the “Reporting Persons”). Mr. DeSorcy is the Managing Member of the general partner of OA, a Managing Member of OA, and has a controlling interest in OA, and, as a result Mr. DeSorcy may be deemed to beneficially own the securities beneficially owned by Pangaea. Mr. DeSorcy co-owns OC, the investment manager of Hudson, and is a Managing Member of OC with dispositive and voting control over portfolios managed by OC, and, as a result Mr. DeSorcy may be deemed to beneficially own the securities beneficially owned by Hudson.

(b) The principal business addresses of each Reporting Person is 450 Park Avenue, Suite 2700, New York, NY 10022.

(c) The principal businesses of the Reporting Persons are as follows: Pangaea and Hudson are each a private investment vehicle. OA serves as the investment manager of Pangaea and other private investment vehicles. OC serves as the investment manager of Hudson. Mr. DeSorcy is an investment professional, a control person of OA through ownership, and a Managing Member of OC.

7

CUSIP No. 140475203

(d) (e) During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  See Item 6 of the respective cover page of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Hudson has expended an aggregate of approximately $3,750,265 of its investment capital to acquire the 123,000 shares of Common Stock beneficially owned by Hudson, and Pangaea has expended an aggregate of approximately $13,463,578 of its investment capital to acquire the 459,378 shares of Common Stock beneficially owned by Pangaea.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) As of the filing date of this Amendment No. 7, the Reporting Persons, in total, beneficially own 582,378 Shares. The Shares represent approximately 9.0% of the outstanding shares of Common Stock. Percentages of the shares of Common Stock outstanding reported in this Amendment No. 7 are calculated based upon 6,443,646 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 8, 2021. OA has voting and dispositive power over the shares of Common Stock held by Pangaea, and through ownership and control, Mr. DeSorcy has voting and dispositive power over portfolios managed by OA. OC has voting and dispositive power over the shares of Common Stock held by Hudson, and, in turn, as the control person of OC, Mr. DeSorcy has voting and dispositive power over the shares of Common Stock held by Hudson.

(c) Set forth on Schedule A hereto are all transactions in the securities of the Issuer effected since the filing of Amendment No. 6 to the Schedule 13D by any Reporting Person, inclusive of any transactions effected through November 30, 2021.

(d) Other than Pangaea and Hudson that beneficially hold shares of Common Stock of the Issuer as identified in this Schedule 13D, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the shares of Common Stock beneficially owned by Pangaea or Hudson.

(e) Not applicable.

8

CUSIP No. 140475203

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

Joint Filing Agreement

Effective November 30, 2021 the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 1.

Item 7.	Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of November 30, 2021.

9

CUSIP No. 140475203

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2021	PANGAEA VENTURES, L.P.

	By:	Ortelius Advisors GP I, LLC, its general partner

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Managing Member

Date: November 30, 2021	HUDSON INVESTORS, LTD.

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Director

Date: November 30, 2021	ORTELIUS ADVISORS, L.P.

	By:	Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Managing Member

Date: November 30, 2021	ORTELIUS CAPITAL PARTNERS, LLC

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Managing Member

Date: November 30, 2021	/s/ Peter DeSorcy
Peter DeSorcy

10

CUSIP No. 140475203

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of the Shares which were effectuated by the Reporting Persons since the filing of Amendment No. 6 to the Schedule 13D, inclusive of any transactions effected through November 30, 2021. Unless otherwise indicated, all transactions were effectuated in the open market through a broker

Date of Transaction	Number of Shares Purchased (Sold)	Average Price per Share ($)

PANGAEA VENTURES, L.P.

November 23, 2021	(100)	$31.63
November 26, 2021	(58,000)	$30.94
November 29, 2021	(65,000)	$30.06

HUDSON INVESTORS, LTD.

November 26, 2021	58,000	$30.96
November 29, 2021	65,000	$30.08